Filed by BB&T Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                  Commission File No.: 001-10853
                                               Subject Company: BB&T Corporation

July 27, 2000



FOR IMMEDIATE RELEASE


Contacts:
ANALYSTS
Tom A. Nicholson           Scott E. Reed
Senior Vice President      Senior Executive Vice President
Investor Relations         Chief Financial Officer
(336) 733-3058             (336) 733-3088

MEDIA
Bob Denham                 Burney Warren                       A. Patrick Linton
Sr. Vice President         Executive Vice President            President and CEO
Public Relations           Mergers & Acquisitions              FCNB Corp
(336) 733-1002             (252) 321-3347                      (301) 271-6539

BB&T to acquire Frederick, Md.-based FCNB Corp

     WINSTON-SALEM, N.C. - BB&T Corporation (NYSE: BBT) today said it plans to buy FCNB Corp (Nasdaq: FCNB) of Frederick, Md., in a $226.5 million stock swap. The acquisition would expand BB&T's presence in economically strong central Maryland and the fast-growing Washington, D.C., corridor.

        FCNB Corp, with $1.6 billion in assets, operates 34 banking offices through its banking subsidiary, FCNB Bank, primarily in Frederick and Montgomery counties of central Maryland.

        The transaction, approved by the directors of both companies, is valued at $18.13 per FCNB share based on BB&T's closing price Wednesday of $25. The exchange ratio will be fixed at .725 BB&T share for each FCNB share. The transaction will be accounted for as a pooling of interests.

        "FCNB is a quality institution that will allow us to expand our presence in the economically vibrant markets of central Maryland and metropolitan Washington, D.C.," said BB&T Chairman and Chief Executive Officer John Allison.

        "Both institutions have solid capital positions, excellent credit quality, strong branch office networks and very compatible corporate cultures. This transaction will enable us to grow our franchise value and build on our momentum in selling fee-based products and services."

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        Maryland has the second  highest median  household  income in the United
States while metropolitan Washington, D.C., leads the nation in per capita income.

        BB&T entered the metropolitan Washington area in 1998 by acquiring Franklin Bancorporation and Maryland Federal Bancorp. It moved into central Maryland last year with the acquisition of Westminster-based Mason-Dixon Bancshares.

        BB&T would move from sixth to first in market share in central Maryland, the most economically attractive part of the state.

        FCNB operates 31 full-service banking offices in Frederick, Montgomery, Baltimore, Carroll, Anne Arundel, Howard and Prince George's counties in Maryland; two offices in the District of Columbia; and one in Fairfax County in Virginia.

        FCNB customers will be introduced to BB&T's strong branch-based sales culture and new products and services such as capital markets access, cash management, leasing and international banking.

        FCNB, founded in 1818, shares BB&T's reputation for superior customer service, said FCNB President and CEO A. Patrick Linton, who will be named president of BB&T's new Frederick-based community bank region. Linton also will serve as a BB&T liaison with statewide organizations and the Maryland legislature.

        "We have a 182-year history of strong community commitment and, above all, excellent personal service," Linton said. "BB&T also believes in respecting the individual and providing the highest level of personal service possible, which is what makes this partnership so appealing.

        "It's rare to find an institution of their size placing that much emphasis on quality service, but BB&T firmly believes in it. And their community banking strategy allows local bankers to make their own decisions."

        BB&T currently has 20 autonomous regions, each with its own president, which operate like community banks. Nearly all lending decisions are made locally.

        FCNB acquired Frederick Underwriters Inc., its first insurance agency and central Maryland's largest, in late 1998. The wholly owned subsidiary offers a full range of property, casualty and personal insurance products. Frederick Underwriters also operates an agency in the Baltimore suburb of Pikesville and another in Carroll County.

        FCNB also offers asset management, trust services, mortgage banking and financial planning, and investment services.

        The merger, which is subject to the approval of FCNB shareholders and banking regulators, is expected to be completed in the first quarter of 2001.

        Winston-Salem-based BB&T Corporation, with $55.2 billion in assets, operates 831 banking offices in the Carolinas, Virginia, Maryland, Georgia, West Virginia, Kentucky and Washington, D.C.

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     This  press  release  contains  forward-looking  statements  as  defined by federal securities laws. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. Actual results could differ materially from current projections.

     Please refer to BB&T's filings with the Securities and Exchange Commission for a summary of important factors that could affect BB&T's forward-looking statements. BB&T undertakes no obligation to revise these statements following the date of this press release.

     BB&T's news releases are available at no charge through PR Newswire's Company News On-Call facsimile service. For a menu of BB&T's news releases or to retrieve a specific release call 1-800-758-5804, extension 809325.

     The press release as originally issued on July 27, 2000 omitted the following disclosure which is being made in accordance with Rule 165 of the Securities and Exchange Commission.

     The foregoing may be deemed to be offering materials of BB&T Corporation in connection with BB&T's proposed acquisition of FCNB Corp ("FCNB") of Frederick, Maryland, on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated July 26, 2000, between BB&T and FCNB. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC").

     Shareholders of FCNB and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which BB&T will file with the SEC in connection with the proposed merger because it will contain important information about BB&T, FCNB, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC's web site (http://www.sec.gov) and from FCNB and BB&T as follows:

FCNB Corp                                    Shareholder Reporting
7200 FCNB Court                              BB&T Corporation
Fredrick, Maryland 21703                     Post Office Box 1290
(301) 662-2191                               Winston-Salem, North Carolina 27102
                                             Phone: (336) 733-3021


         In addition to the proposed registration statement and proxy statement/prospectus, BB&T and FCNB file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BB&T's and FCNB's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.